Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of November 13, 2013. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three and nine month periods ended September 30, 2013, and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward-Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A and provides officers’ disclosure certifications to that effect.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

The Company has included non-IFRS performance measures (see non-GAAP Measures below) – for adjusted net income, adjusted net income per share, adjusted operating costs, all-in sustaining costs and all-in costs – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s performance and underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Overview

The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”) together with Phase I the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012, Phase I began commercial production.

Rio Alto has five wholly-owned subsidiaries – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba S.A.C., each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM” and the Frankfurt Stock Exchange under the symbol “MS2”.

Highlights for the three months ended September 30, 2013

  Adjusted net income amounted to $17.0 million ($0.10 per share).

  Net income amounted to $15.9 million ($0.09 per share).

  Cash provided by operations was $35.5 million.

  Gol d produced and sold was 59,157 ounces at an average realized price of $1,310 per ounce.

  Adjusted production cost per ounce of gold sold during the quarter was $569, all-in sustaining costs were $808 and all-in costs were $961 per ounce.

  Capital investments amounted to $19.4 million and exploration spending was $2.0 million.

Highlights for the nine months ended September 30, 2013

  Adjusted net income was $34.9 million ($0.20 per share).

  Net income amounted to $20.8 million ($0.12 per share).

  Cash flow from operations was $57.3 million.

  Gol d produced and sold was 144,092 ounces at an average realized price of $1,384 per ounce.

  Adjusted production cost per ounce of gold sold was $690, all-in sustaining costs were $926 and all-in costs were $1,149 per ounce.

  Capital investments amounted to $55.2 million and exploration spending was $5.8 million.

Guidance for 2013

For 2013 the Company anticipates gold production of 190,000 to 210,000 ounces, roughly equivalent to production in 2012. Production of 59,197 ounces of gold in the third quarter of 2013 (“Q3”) was 26 per cent more than the 47,010 ounces produced in Q3 2012. Production of 144,092 ounces of gold in the nine months ended September 30, 2013 was 4 per cent more than planned, but was 16,972 ounces fewer than for the corresponding period of last year. The mine plan calls for production of approximately 60,000 ounces of gold in the fourth quarter of 2013.

Adjusted operating costs for 2013 were forecasted to be in the range of $675 to $725 per ounce of gold sold. Management now anticipates that adjusted operating cost per ounce will be approximately $650.

For 2013 all-in sustaining costs – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $900 to $1,000 per ounce and all-in costs within a range of $1,200 to $1,300 per ounce for the year. Management anticipates that for 2013 each of all-in sustaining and all-in costs per ounce for the year will be at the lower end of the forecasted ranges.

Mine Operations

Mining

The following table sets out the materials mined and gold production in the third quarter and nine months of the year compared with the current year mine plan and Q3 2012 and the nine months ended September 30, 2012.

The average ore grade mined during Q3 was 4 per cent better than planned. Ore production was 54,308 tonnes per day (“tpd”) during the quarter compared to 44,269 tpd planned. Waste material mined averaged 60,820 tpd during the quarter compared with 59,427 tpd planned. The difference between actual and planned gold production for Q3 was principally due to the timing of gold pours.

	Actual Q3 2013	Mine Plan Q3 2013	Actual Q3 2012
Tonnes – ore	4,996,298	4,072,710	2,369,260
Au g/t	0.58	0.56	0.59
Tonnes Waste	5,595,440	5,467,298	2,892,349
Waste : Ore ratio	1.12	1.34	1.22
Au ozs poured	59,157	63,022	47,010

The average ore grade mined during the nine months ended September 30, 2013 was 16 per cent better than planned. Ore mined averaged 38,203 tpd compared with 35,278 tpd planned. Waste mined averaged 65,323 tpd for the nine months compared to 64,474 tpd planned.

	Actual nine months	Mine Plan for nine months	Actual nine months
	ended Sept 30, 2013	ended Sept 30, 2013	ended Sept 30, 2012
Tonnes – ore	10,429,545	9,681,003	5,278,791
Au g/t	0.59	0.51	0.93
Tonnes Waste	17,833,433	17,601,477	7,171,082
Waste : Ore ratio	1.70	1.82	1.36
Au ozs poured	143,940	135,691	161,064

During the first eight months of 2013 the mine focus was to push back the west wall of the Calaorco pit. As a consequence the mining fleet was expanded to accommodate waste removal and maintain gold production. In 2014 the mining fleet will be reduced by one shovel and seven trucks. This reduced fleet will be able to maintain gold production at levels similar to those of 2012 and 2013.

Mine operating costs, excluding changes during the periods in ore and metals in process and consumables inventory, at La Arena for the third quarter and nine months ended September 30, 2013 were:

	Q3		9 mos
	$	$/tonne ore	$	$/tonne ore

Mine management	2,792,911	0.56	9,928,163	0.95
Mining	19,602,194	3.92	54,806,187	5.26
Processing	3,514,350	0.70	9,128,036	0.88
Maintenance	1,916,517	0.38	4,969,298	0.48
Power generation	1,346,822	0.27	3,761,276	0.36
Contractors’ fees	2,780,927	0.57	7,688,723	0.73

Total	31,953,721	6.40	90,281,683	8.66

Operating costs for the nine month period were significantly higher per tonne of ore than for the third quarter of the year. This is principally due to the planned waste removal during the first eight months of the year as demonstrated by the reduced waste to ore ratio of 1.70 for the nine month period compared to 1.12 for the Q3.

Mining cost will be reduced in Q1 2014 as the fleet size is reduced and as a consequence mine maintenance and contractors’ fee costs should reduce correspondingly.

Power generation costs for the period from October 2013 to about August 2014 are expected to be similar to the costs incurred in Q3 2013. During Q3 of 2014 power generation/distribution costs will be significantly reduced once electricity is provided from the national grid. Power generation is approximately 66 per cent for diesel, 14 per cent for labour and 12 per cent for other materials and these proportions do no vary significantly from period to period.

The significant mining costs include $13.5 million for 3.3 million gallons of diesel, $17.6 million for equipment rentals, $7.94 million for mining spares parts and ground engaging tools (“GETs”), $4.47 million for blasting materials and $6.4 million of labour for the nine months ended September 30, 2013. Diesel consumption of 1.2 million gallons cost $4.47 million in Q3, equipment rental was $6.2 million, spare parts and GETs were $2.94 million, blasting materials were $1.86 million and labour was $2.1 million.

Processing costs for the nine months included $3.7 million for NaCN, $2.0 million for lime, other materials of $1.5 million and labour of $0.6 million. For the third quarter NaCN consumption was $1.0 million, lime was $1.0 million, other materials amounted to $0.4 million and labour was $0.2 million.

Significant mine maintenance costs are approximately 50 per cent labour, 20 per cent for materials and 14 per cent for equipment rentals. These proportions do not vary widely from period to period.

Mine management cost is approximately 90 per cent labour and is relatively constant from period to period. Contractors’ fees are determined by a formula related to productivity and underlying costs and vary accordingly from period to period.

NON-GAAP MEASURES

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are non-GAAP measures that do not have any generally accepted preparation methodology. They may not be comparable to similar measures presented by other companies. Rio Alto believes that investors and other readers of the Company’s disclosure documents use these measures to evaluate performance and as such they represent useful supplemental information. These measures are not a substitute for IFRS based performance measures, should not be considered as a substitute for GAAP based measures and should not be considered in isolation. Following is a reconciliation of adjusted net income to net income and comprehensive net income reported in the Financial Statements.

(000’s)	Three	Nine
	Months	months
	Ended	ended
	September	September
	30, 2013	30, 2013

Net income as reported	$15,907	$20,762
Provision for deferred income tax	(4,430)	1,102
Loss on settlement of Prepayment	-	5,427
Unrealized foreign exchange	(1,332)	1,893
Unrealized gain on derivative liability	(226)	(1,238)
Write-off of exploration property	7,261	7,261
Other gain	(196)	(289)

Adjusted net income	16,984	34,918

Weighted average shares outstanding	176,714,812	176,156,801

Adjusted net income per share	$0.10	$0.20

All-in sustaining and all-in costs per ounce sold

On June 27, 2013 the World Gold Council (“WGC”), a market development organization, published a guidance note for the presentation of non-GAAP Metrics for presentation of all-in sustaining and all-in total costs for gold mining companies. Given that this guidance is being adopted by many of the Company’s peers, Rio Alto has prepared and presented these non-GAAP measures below with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold.

Under the WGC guidance all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities.

The non-GAAP measures presented below should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions other companies may prepare these measures differently.

The following table provides a reconciliation of the WGC all-in sustaining and all-in costs per ounce to the Financial Statements for each of the three and nine months ended September 30, 2013 and 2012:

In thousands of United States dollars, except	Three months ended September		Nine months ended September
per ounce information		30,		30,
	2013	2012	2013	2012
Production costs	$30,683	$23,544	$90,252	$70,133
Lima office costs	943	814	2,734	2,922
Workers’ profit share	2,169	2,187	6,714	9,681
Cost of sales	33,795	26,545	99,700	82,736
Silver by-product revenue	(130)	(64)	(291)	(230)
Adjusted operating costs	33,665	26,481	99,409	82,506
Vancouver office	1,347	2,126	4,040	6,441
Accretion expense	387	414	1,160	1,245
Sustaining expenditures
Exploration	-	-	-	-
Property, plant and equipment	12,424	28,202	28,885	53,905
Mineral property	-	-	-	-
All-in sustaining cost	47,823	57,223	133,494	144,097
Non sustaining expenditures:
Exploration	2,029	4,370	5,781	5,701
Property, plant and equipment	4,027	-	13,625	-
Mineral property	2,968	5,249	12,693	15,045
All-in cost	$56,847	$66,842	$165,593	$164,843
Ounces of gold sold (000's)	59,157	38,715	144,092	155,648
Adjusted operating costs per ounce	$569	$684	$690	$530
All-in sustaining cost per ounce	$808	$1,478	$926	$926
All-in cost per ounce	$961	$1,727	$1,149	$1,059

Results of Operations

The following table provides selected quarterly financial information:

	September			December	September			December
	30,	June 30,	March 31,	31,	30,	June 30,	March 31,	31,
	2013	2013	2013	2012	2012	2012	2012	2011
Revenue	$77,651	$63,859	$58,160	$82,198	$60,924	$78,789	$94,594	$-
Total assets	339,966	328,413	346,942	353,481	320,275	290,156	260,200	196,534
Working capital	48,155	40,258	53,045	55,600	47,457	66,498	60,931	35,050
Shareholders’ equity	251,067	234,356	236,986	227,582	198,223	184,518	152,365	115,309
Net income/(loss)	15,907	(3,229)	8,084	26,796	10,804	29,640	33,178	9,715
Basic income/(loss) per share	0.09	(0.02)	0.05	0.16	0.06	0.17	0.19	0.00
Diluted income/(loss) per share	0.09	(0.02)	0.04	0.16	0.06	0.16	0.18	0.00

The Company had net income of $15,907 in Q3 2013, compared to $10,804 for Q3 2012. The increase in Q3 2013 net income was due to higher sales volume, lower exploration expenses and a foreign exchange gain relative to the same period of the last year. This was partially offset by the loss of $7,261 million on the write-off of an exploration property.

Sales revenue was $77.7 million in Q3 2013, a $16.7 million increase over the Q3 2012, due to higher volume partially offset by lower price realized per ounce. Gold ounces sold for cash during Q3 2013 amounted to 59,157 at an average price of $1,310 compared to cash sales of 37,066 ounces at an average price of $1,611 per ounce in Q3 2012. In Q3 2013, there were no settlements of the Prepayment, and there were 6,121 ounces of silver sold at a price of $21 per ounce. In Q3 2012, there were settlements under the Prepayment of 1,649 ounces of gold resulting in the recognition of $1.1 million of revenue deferred under the Prepayment. La Arena also had $64 in silver revenue related to 2,142 ounces of silver sold at a price of $30 per ounce in Q3 2012.

The Company had a net income of $20,762 for the nine months ended September 30, 2013, compared to net income of $73,624 for the same period of 2012. The decrease is primarily due to a $60.3 million decrease in gross profit due to a lower gold price, higher production costs due to increases in the tonnes of ore and waste mined and greater amortization charges as assets previously under construction were brought into production in Q1 2013 and amortized on the basis of recoverable ore reserves determined before the increase in reserves announced in April 2013.

The difference in gross profit between the nine month period ended September 30, 2013 and the same period of 2012 is attributable to lower gold sales of $34.7 million; higher cost of sales of $16.9 million and increased amortization of $8.7 million in 2013.

Gold sales, including deliveries under the Prepayment, in 2013 amounted to $199.4 million generated from the delivery of 144,092 ounces at an average price of $1,384 per ounce. In 2012, gold sales amounted to $234.1 million from 155,648 ounces delivered at an average price of $1,504 per ounce. Lower gold sales volume accounted for $17.4 million of the decrease in revenue and the lower average price resulted in a $17.3 million decrease in revenue.

The change in cost of sales consists of an increase due to higher mine production volumes amounting to approximately $84.8 million partially offset by lower unit production costs of $49.1 million and costs included in inventory of $18.8 million.

Amortization was higher in 2013 because capital assets under construction in 2012 were not amortized until 2013.

Additionally, the accounting charge of $5,427 upon partial early settlement of future gold delivery obligations, foreign exchange adjustments relative to the same period of last year, the write-off of the La Colorada exploration property of $7,261 and a deferred income tax charge of $1,102 decreased income in the nine months ended September 30, 2013 compared to the same period in 2012.

General and administration costs

General and administrative costs were $1,355 for the quarter ended September 30, 2013 compared to $2,191 for the quarter ended September 30, 2012, and $4,065 for the nine months ended September 30, 2013 compared to $6,540 for the nine months ended September 30, 2012. General and administrative costs include the Vancouver office that provides public company management and administration as well as insurance and risk management services. Costs incurred in the Lima office are charged to cost of sales, as the Lima office supports the La Arena mine. The table below shows G & A costs for the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012, as well as the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Share-based compensation	$574	$1,401	$1,740	$3,764
Salaries	276	345	853	1,279
Professional fees	198	171	397	378
Directors’ fees	102	60	288	183
Office and miscellaneous	65	63	273	228
Travel	48	37	189	193
Regulatory and transfer agent fees	48	32	161	291
Investor relations	36	17	139	125
Amortization	8	65	25	99

	$1,355	$2,191	$4,065	$6,540

The decrease in general and administration expenses in Q3 to $1,355 compared to $2,191 for the period ended September 30, 2012 is due primarily to a decrease in stock based compensation. Share-based compensation expense was $574 for Q3 compared to $1,401 in the quarter ended September 30, 2012. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. There were no other significant variances from Q3 to the quarter ended September 30, 2012.

The decrease in general and administration expenses in the nine months ended September 30, 2013 of $4,065 compared to $6,540 for the period ended September 30, 2012 is due primarily to a decrease in share-based compensation and salaries. Stock-based compensation expense was $1,740 for the nine months ended September 30, 2013 compared to $3,764 in the nine months ended September 30, 2012. Salary expense was $853 in the nine months ended September 30, 2013 compared to $1,279 in the nine months ended September 30, 2012. This difference arises because no bonuses were paid during the nine months ended September 30, 2013, compared to $437 in executive bonuses paid during the nine months ended September 30, 2012. There were no other significant variances from the nine months ended September 30, 2013 to the nine months ended September 30, 2012.

Other expense/income items

Other loss amounted to $6,161 in Q3, compared to a loss of $1,648 during Q3 2012, and was due primarily to a write-off of the La Colorada exploration property in Q3. The Company wrote off the surface rights relating to the La Colorada exploration project which were carried at $7,261. The Company determined that the carrying value of the property is not recoverable as the gold mineralization discovered at the property does not justify the cost of a standalone development. This was partially offset by a foreign exchange gain of $1,332.

Other loss of $14,823 in the nine months ended September 30, 2013 compared to a loss of $1,241 during the nine months ended September 30, 2012, was due primarily to the loss on a partial cash settlement of the Prepayment amounting to $5,427 and the $7,261 write-off of the La Colorada exploration property. There was also a foreign exchange loss of $1,893, which was primarily related to the appreciation of the US dollar compared to the Peruvian sol while the Company held net monetary assets in the Peruvian sol.

Other loss consists of:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Unrealized gain (loss) on derivative liability	$226	$(1,017)	$1,238	$307
Loss on Prepayment	-	-	(5,427)	-
Accretion of asset retirement obligation	(387)	(414)	(1,160)	(1,245)
Captive insurance expenses	(267)	-	(609)	-
Foreign exchange gain ( loss)	1,332	(372)	(1,893)	(280)
Write-off of exploration property	(7,261)		(7,261)
Other income (expense)	196	155	289	(23)
	$(6,161)	$(1,648)	$(14,823)	$(1,241)

An unrealized gain on the derivative liability of $226 was recognized as a fair value adjustment of the derivative liability in the quarter ended September 30, 2013 compared to an unrealized loss of $1,017 in the quarter ended September 30, 2012. An unrealized gain of $1,238 was recognized as a fair value adjustment of the derivative liability in the nine months ended September 30, 2013, compared to an unrealized gain of $307 in the nine months ended September 30, 2012. The derivative liability relates to the Purchase Agreement described in Note 14 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the fair value of the derivative liability.

The loss on settlement in the nine months ended September 30, 2013 of Prepayment arises from a cash payment in lieu of delivering ounces of gold to partially settle delivery obligations under this agreement. A cash payment of $10,057 was made to settle delivery of 7,882 ounces of gold at an effective price of $1,276 per ounce. Accounting for this payment involves recognizing a drawdown of deferred revenue in the amount of $4,630 and a charge to net income of $5,427.

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved by the Ministry of Energy and Mines (“MEM”) in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation. The accretion related to this obligation was $387 for the quarter ended September 30, 2013 and $1,160 for the nine months ended September 30, 2013. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025. The Company continuously reviews and revises its closure plan. La Arena has filed an application for environmental approval for Phase II and once approved a revised closure plan will have to be prepared and approved by the MEM within one year.

Captive insurance expenses were incurred in Q3 and the nine month period ended September 30, 2013 as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary, which was established in late 2012.

Other gain (loss) consists of interest expense on the Company’s $3,000 of long-term debt partially offset by interest income on term deposits and a gain on the sale of a vehicle, gains or losses on other financial assets and changes to the carrying value of long-term bonuses payable explained in Notes 7 and 12 of the Financial Statements, respectively.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations is sufficient to meet sustaining capital and operating requirements. Completion of the feasibility study for the copper-gold deposit will be funded from the Company’s working capital. Development of Phase II may, depending on the timing of the expenditures, require additional financing.

The Company’s cash receipts are from the sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined, metal recovered and the price of metals. Depending on the price of metals and other factors, the Company may determine that it is impractical to continue production. Metals prices have fluctuated widely recently and are affected by factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s total production cost and remains at such levels for a sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

The Company’s cash balance at September 30, 2013 was $29,571 which was a decrease of $38,613 from the financial period ended December 31, 2012. Working capital of $48,155 (including the IGV receivable of $24,723) at September 30, 2013 decreased by $7,445 from $55,600 at December 31, 2012 due to a decrease in cash and an increase in deferred revenue. Additionally, tax payments made during 2013 described in Note

13 to the Financial Statements amounted to $57,997, which substantially drew down the Company’s cash balance.

At September 30, 2013 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$22,454	$1,009	$6,034	$29,497
Deposits at 0.79%	-	74	-	74
	$22,454	$1,083	$6,034	$29,571

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Cash generated by operating activities was $35,480 in Q3 2013 compared to $34,315 generated by operating activities in Q3 2012. The cash generated by operating activities Q3 2013 stems from net income of $15,907 adjusted for non-cash items, totaling $11,726 and changes in non-cash working capital of $8,144. The non-cash items include amortization of $8,271, write-off of the La Colorada exploration property of $7,261, share-based compensation of $574, an unrealized loss on other assets of $115 and accretion of the asset retirement obligation of $387, which were partially offset by an unrealized gain on the derivative liability of $226 and a change in deferred income taxes of $4,430. Reclamation costs of $297 were paid during Q3 2013.

Cash generated from operating activities were $57,269 in the nine months ended September 30, 2013 compared to $109,086 in the nine months ended September 30, 2012. The cash from operating activities generated in the nine months ended September 30, 2013 stems from net earnings of $20,762 adjusted for non-cash items, totaling $40,787 and changes in non-cash working capital of $3,678. The non-cash items include amortization of $24,958, write-off of the La Colorada exploration property of $7,261, deferred taxes of $1,102, amortization of share-based compensation of $1,740, an unrealized loss on other financial assets of $476 and accretion of the asset retirement obligation of $1,160, which were partially offset by the unrealized gain on the derivative liability of $1,238. Reclamation costs of $602 were paid during the nine months ended September 30, 2013.

Changes in non-cash working capital of $8,144 increased operating cash flow in Q3 compared to an increase of $17,197 in the three months ended September 30, 2012. The changes in non-cash working capital include an increase of $8,043 in accounts receivable, an increase of $10,571 in IGV receivable, an increase in taxes payable of $2,792, partially offset by an decrease in inventory of $5,758 and a decrease in accounts payable and accrued liabilities of $7,860.

Changes in non-cash working capital of $3,678 decreased operating cash flow in the nine months ended September 30, 2013 compared to generating operating cash flow by $31,534 in the nine months ended September 30, 2012. The changes in non-cash working capital include an increase in accounts receivable of $11,677, an increase IGV receivable of $35,563, offset by a decrease in inventory of $14,989, a decrease in accounts payable of $1,083 and a decrease in taxes payable of $35,822.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. At September 30, 2013, the Company has an IGV receivable of $24,723 (December 31, 2012 - $60,286). The decrease is due to approximately $38,400 received in March 2013 and $21,000 received in July 2013.

Financing Activities:

Net cash proceeds from financing activities during the quarter ended September 30, 2013 was $231 compared to proceeds of $1,497 in the quarter ended September 30, 2012. Net cash used in financing activities in the nine months ended September 30, 2013 was $9,074 compared to $5,526 received in the nine months ended September 30, 2012.

During Q3, proceeds of $231 were received on the exercise of 812,000 common share purchase warrants. In the quarter ended September 30, 2012 the Company received proceeds of $255 on the conversion of 126,270 common share purchase warrants and $1,242 were received on shares issued upon the exercise of 882,364 stock options.

In the nine months ended September 30, 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 14 of the Financial Statements. Also, during the nine months ended September 30, 2012 the Company received $700 on the conversion of 337,000 common share purchase warrants and $283 on the exercise of 874,000 options. During the nine months ended September 30, 2012 proceeds of $2,900 were received on the conversion of 2,720,610 common share purchase warrants and $2,600 were received on shares issued upon the exercise of 2,108,897 stock options.

Investing Activities:

During Q3, cash of $19,421 was used in investing activities, compared to $37,854 in the quarter ended September 30, 2012. The decrease is due to an overall decrease in spending on mineral properties and plant and equipment. The investing activities in Q3 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment, principally the leach pad. Additions to plant and equipment were $16,451. Additions to mineral properties were approximately $2,968.

During the nine months ended September 30, 2012, cash of $57,237 was used in investing activities, compared to $73,353 in the nine months ended September 30, 2012. The investing activities in the nine months ended September 30, 2013 consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $42,510. Additions to mineral properties were $12,693. As well, there was a decrease in restricted cash of $1,851 due to a decrease in the letter of credit posted by the Company as a partial guarantee of its mine closure obligations. The Company also invested $199 in Santa Barbara Resources Inc.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Duran Ventures Inc. and investment in Santa Barbara Resources Inc.), accounts payable and accrued liabilities, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 7 to the Financial Statements consist of shares and warrants in Duran and shares of Santa Barbara which are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the Board of Directors are actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the Company’s ongoing capital and operating requirements. At September 30, 2013, the Company’s working capital of $48,155 was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (see Note 15 to the financial statements). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets, including mineral properties, and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2012.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates strategic transactions and may in the future enter into a transaction.

Events subsequent to September 30, 2013

Subsequent to September 30, 2013, the Company granted options to purchase 750,000 common shares to non-executive directors and the Company’s Corporate Secretary. The Company also granted 200,000 options to a key member of management. The options have an exercise price of CAD$2.12, a life of five years and vest at 25% each year starting on the grant date. The value of these options was determined using a Black-Scholes option pricing model with the following input assumptions:

Number of options	950,000
Exercise price	CAD $2.12
Expected life	3 years
Volatility	49.83%
Risk-free rate	1.28%
Fair value	$551,200

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2012	175,536,962
Exercise of stock options	874,000
Conversion of warrants	336,720
Total as at September 30, 2013	176,747,682
Exercise of stock options	-
Total as at November 13, 2013	176,747,682

		Weighted
	Number of	Average
Number of	Underlying	Exercise
Options	Shares	Price (C$)	Grant Date	Date of Expiry
660,500	660,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
950,000	950,000	$2.12	October, 23, 2013	October 23, 2018
7,972,250	7,972,250	$2.63

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P.

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at September 30, 2013, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at September 30, 2013 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control –Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR as of September 30, 2013. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the quarter ended September 30, 2013, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated March 28, 2013 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2013 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.